UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2009

Commission File Number: 000-52370

CHINA FORTUNE  ACQUISITION CORP.

(Exact name of registrant as specified in charter)

Jinmao Tower, 88 Century Boulevard, Suite 4403,
Pudong, Shanghai,
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Pursuant to the Articles of Incorporation of China Fortune Acquisition Comp. (the “Company”), the Company will proceed to liquidate and its corporate existence with cease, except for the purposes of winding up the Company’s affairs, because the Company will not complete a business combination on or before July 23, 2009.   No vote is required from Company shareholders to commence such a voluntary winding up and liquidation.

In connection with the liquidation, the Company will promptly distribute to its public shareholders the amount in its trust account (including any accrued interest) plus any remaining net assets (subject to a provision for creditors) as part of its plan of dissolution and distribution.   Shareholders of record on July 23, 2009 will be entitled to their pro-rata portion of the total amount distributed.

As of June 22, 2009, the Company held US Treasury bills with a face amount of $74,780,000.00 that mature on July 30, 2009 and cash equal to $ 1,820.54.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 23, 2009

CHINA FORTUNE ACQUISITION CORP.

By:	/s/ Yufeng Zhang
Yufeng Zhang
Chief Financial Officer, Secretary and Treasurer